SEC OMMISSION
19

04017300

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECEIVED FEB 26 2004 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 51706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Dove Street, Ste. 550
(No. and Street)

Newport Beach, CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carin R. Amaradio (949) 975-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Shirley R.
(Name – *if individual, state last, first, middle name*)

2726 Peachtree Ontario, CA 91761
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/24

OATH OR AFFIRMATION

I, Carin R. Amaradio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Equity Group, as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE ANN THOMPSON
Comm. # 1280079
NOTARY PUBLIC-CALIFORNIA
Orange County
My Comm. Expires Nov. 7, 2004

Carin R. Amaradio
Signature

President
Title

Laurie Ann Thompson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES EQUITY GROUP
(FORMERLY SELECT SECURITIES GROUP, INC.)
(SEC I.D. No. 8-51706)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

SECURITIES EQUITY GROUP

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Shareholders' Equity	6
Notes to Financial Statements	7-9
Computation of Net Capital	10
Accountant's Supplemental Report on Internal Control	11-13

SHIRLEY R. MILLER
CERTIFIED PUBLIC ACCOUNTANT
2726 Peachtree
Ontario, CA 91761
(909) 947-1171

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securities Equity Group
1201 Dove Street, Suite 550
Newport Beach, California 92660

Dear Directors:

I have audited the accompanying statement of financial condition of Securities Equity Group as of December 31, 2003 and the related statements of operations, retained earnings, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Equity Group as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The

supplemental schedule of computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Shirley R. Miller, CPA

February 16, 2004
Ontario, California

SECURITIES EQUITY GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash in bank	$ 33,468	
Cash on deposit	50,000	
Commissions receivable	36,613	
Prepaid expenses	20,624	
Total current assets		$ 140,705
LONG TERM ASSETS		
Deposits		3,500
Investments		29,300
Fixed assets, net of depreciation		422
TOTAL ASSETS		$ 173,927

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$ 26,637	
Management fees payable	2,700	
Total current liabilities		$ 29,337
SHAREHOLDERS' EQUITY		
Common stock, no par value; 60,000 shares authorized; 60,000 shares issued & outstanding	$ 60,000	
Additional paid-in capital	58,400	
Retained earnings	26,190	
Total Shareholders' equity		144,590
TOTAL		$ 173,927

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commissions	$ 801,271	
Interest income	354	
Total revenues		$ 801,625
EXPENSES		
Commissions	525,497	
Management fees	62,700	
Clearing costs	97,309	
Office expenses	24,425	
Professional fees	14,714	
Regulatory fees	19,312	
Insurance	45,432	
Depreciation	338	
Total Expenses		791,047
Income from Operations		10,578
Provision for Income Taxes		804
Net Income		$ 9,774

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income from operations	$ 9,774
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	338
Increase in commissions receivable	(11,903)
Increase in prepaid expenses	(5,748)
Decrease in deposits	484
Increase in commissions payable	4,702
Increase in management fees payable	2,700
Net cash from operating activities	347
NET INCREASE IN CASH	347
CASH, BEGINNING OF YEAR	33,121
CASH, END OF YEAR	$ 33,468

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock-holders' Equity Total
Balance - December 31,2000	$ 60,000	$ 58,400	$ 19,056	$ 137,456
Net Income			27,864	27,864
Balance- December 31, 2001	$ 60,000	$ 58,400	$ 46,920	$ 165,320
Net Income			(30,504)	(30,504)
Balance- December 31, 2002	$ 60,000	$ 58,400	$ 16,416	$ 134,816
Net Income			9,774	9,774
Balance- December 31,2003	$ 60,000	$ 58,400	$ 26,190	$ 144,590

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1: History

Securities Equity Group (the Company), a California Corporation was formed on March 25, 1997 under the name of Select Securities Group, Inc. The Company's common stock was subsequently acquired by the company's current owner on March 29, 1999, and its name was changed to Securities Equity Group. The Company obtained approval to begin operations from the National Association of Securities Dealers on September 28, 1999 and commenced operations as a general securities broker/dealer on April 27, 2000.

NOTE 2: Regulatory Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $90,075 which was $40,075 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K) (2) (ii) of the Rule.

NOTE 3: Summary of Significant Accounting Policies

Cash and Cash Equivalents-For purposes of reporting cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments-The Company owns 2300 shares of NASDAQ restricted stock which it does not plan to dispose of within the next year.

Property and Equipment-Computer equipment is recorded at cost and is depreciated over the estimated five-year useful life of the equipment.

NOTE 4: Related Party Transactions

During the current year, the Company paid $60,000 in management fees to a company solely owned by the Company's sole shareholder. Additionally, the Company owed $2,700 of unpaid management fees to that same company as of year end. The management fees primarily paid for executive salaries, clerical salaries, rent, and customary office expenses. Fees are payable monthly. During the first eleven months of 2003, the fees were set by management agreement at $5,000 per month. A new management agreement became effective December 1, 2003, which was significantly different from the prior agreement in two material respects: 1) monthly management fees may be deferred and accrued, but can no longer be waived, if such fees would cause cash flow issues; and 2)the management fees have been established to approximate actual costs of the services provided. Below is an estimation of actual expenses incurred annually:

Salaries and related expenses	$ 59,640
General office expenses	21,120
Rent	11,640
Total management agreement	$ 92,400

During the current year the Company paid $150,525 in brokerage commissions to the Company's sole shareholder and $26,994 to another related party. Commissions were paid on a contractual percentage basis similar to commissions paid to other independent brokers.

NOTE 5: Summary of Significant Subsequent Events

No significant subsequent events were noted as of the date of the report.

NOTE 6: Legal Matters

No significant legal matters were noted as of the date of the report.

NOTE 7: Matter of Going Concern

The Company began operations during 2000 and has experienced significant revenues related to operations. The management of the Company recognizes, however, that losses are likely to occur as part of establishing itself in the industry. The sole shareholder has pledged to infuse capital if needed to allow the Company to have adequate cash flow during it's early operational phase. In accordance with that pledge, the sole shareholder contributed $58,400 of additional paid in capital during 1999 and 2000. No such infusions have been considered necessary during the most recent three years. The Company's management feels confident that it will be able to continue operations and meet cash flow requirements.

SECURITIES EQUITY GROUP
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 144,590
LESS:	
HAIRCUT ON CASH	(669)
PREPAID EXPENSES	(20,624)
FIXED ASSETS, NET	(422)
DEPOSITS	(3,500)
INVESTMENTS	(29,300)
NET CAPITAL	$ 90,075
MINIMUM NET CAPITAL REQUIRED (GREATER OF $50,000 OR 6.667% OF $29,336 AGGREGATE DEBT)	50,000
EXCESS NET CAPITAL	$ 40,075

NET CAPITAL PER THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 92,340
LESS: AUDIT ADJUSTMENTS (SEE NOTE BELOW)	(2,265)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	$ 90,075

NOTE: ADJUSTMENTS TO NET CAPITAL PER AUDITOR INCLUDED

POSTING OF COMMISSIONS RECEIVABLE	$ 2,474
POSTING OF PREPAID EXPENSES	$ 18,701
POSTING OF DEPRECIATION EXPENSE	(338)
POSTING OF COMMISSIONS PAYABLE	(2,039)
POSTING OF MANAGEMENT FEES	(2,700)
LESS ACCUMULATED DEPRECIATION DISALLOWED	338
LESS: PREPAID EXPENSES DISALLOWED	(18,701)
	$(2,265)

SHIRLEY R. MILLER
CERTIFIED PUBLIC ACCOUNTANT
2726 Peachtree
Ontario, CA 91761
(909) 947-1171

February 16, 2004

Board of Directors
Securities Equity Group
1201 Dove Street, Suite 550
Newport Beach, California 92660

Dear Directors:

In planning and performing my audit of the financial statements of Securities Equity Group for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies

and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no condition that I believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Securities Equity Group may occur and not be detected within a timely period.

I understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in my study, I believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Respectfully submitted,

Shirley R. Miller, CPA